

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 24, 2020

Cipora Lavut
President, Board Chair
Aura Systems, Inc.
10541 Ashdale St.
Stanton, California 90680

> **Re: Aura Systems, Inc.**
> **Amendment No. 2 to Form 10-K for the Fiscal Year Ended February 28, 2019**
> **Filed October 24, 2019**
> **File No. 000-17249**

Dear Ms. Lavut:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing